DEUTSCHE BANK SECURITIES INC.	CREDIT SUISSE SECURITIES (USA) LLC	BARCLAYS CAPITAL INC.
60 Wall Street, 2nd Floor New York, New York 10005	Eleven Madison Avenue New York, NY 10010-3629	745 Seventh Avenue New York, NY 10019

Feburary 8, 2016

VIA EDGAR AND E-MAIL

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:   Pamela A. Long

Re:                             Advanced Disposal Services, Inc.

Registration Statement on Form S-1 (File No. 333-206508)

Ladies and Gentlemen:

As the representatives of the several underwriters of the proposed public offering of common stock of Advanced Disposal Services, Inc. (the “Company”), we hereby join the Company’s request for acceleration of the above-referenced Registration Statement, requesting effectiveness as of 2:00 p.m., Eastern Time, on February 10, 2016, or as soon thereafter as practicable.

Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, as amended, we wish to advise you that we intend to effect the following distribution of the Company’s Preliminary Prospectus dated February 1, 2016, through the time of effectiveness:

Preliminary Prospectus dated February 1, 2016:

1,949 copies to prospective underwriters, institutional investors, dealers and others.

We, the undersigned, as representatives of the several underwriters, have complied and will continue to comply, and we have been informed by the participating underwriters that they have complied and will continue to comply, with Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Signature Page Follows]

Very truly yours,

Deutsche Bank Securities Inc.

By:	/s/ Warren F. Estey
Name: Warren F. Estey
Title: Managing Director

By:	/s/ Benjamin Marsh
Name: Benjamin Marsh
Title: Director

Credit Suisse Securities (USA) LLC

By:	/s/ John Pilant
Name: John Pilant
Title: Managing Director

Barclays Capital Inc.

By:	/s/ Victoria Hale
Name: Victoria Hale
Title: Vice President

[Acceleration Request]